AMENDED DISTRIBUTION AGREEMENT

THIS AMENDED DISTSRIBUTION AGREEMENT is made, as of August __, 2016 and supplements the Distribution Agreement dated June 27, 2016 (the “Effective Date”), by and among TSC Distributors, LLC (“TSC Distributors”) and RiverNorth Capital Management, LLC (the “Adviser”), relating to certain services to be provided by TSC Distributors to the Adviser with respect to a proposed closed-end investment company with a tactical closed-end fund income and opportunistic income strategy (or similar strategies) (the “Fund”).

WHEREAS, the Adviser is the investment adviser to the Fund;

WHEREAS, the Fund will be operated as a closed-end management investment company registered under the Investment Company Act of 1940 (the “1940 Act”);

WHEREAS, the Fund will offer for sale shares of its common stock (the “Shares” and the holders of the Shares being referred to herein as the “Shareholders”);

WHEREAS, the Adviser wishes to retain TSC Distributors to provide the distribution and marketing services set forth herein to the Adviser under the terms and conditions stated below, and TSC Distributors is willing to provide such services for the compensation set forth below;

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, the parties hereby agree as follows:

1.	APPOINTMENT. The Adviser hereby retains TSC Distributors to furnish, and TSC Distributors hereby agrees to furnish, the services set forth in paragraph 2 below.

2.
SERVICES AND DUTIES OF TSC DISTRIBUTORS. At such times and to the extent that the Adviser may reasonably request, TSC Distributors will assist the Adviser with the distribution of the Shares in a public offering by:

(a)	making its sales force available to the Adviser and the Fund to aid in the distribution of the Shares and to generally provide sales services with respect to the Shares;

(b)	developing and coordinating a targeted “road show” with respect to the offering of the Shares;

(c)	assisting in the customization of marketing materials for use by, and presentations to the sales networks at, broker-dealers that distribute the Shares;

(d)	organizing and hosting meetings with key financial advisers, closed-end fund wholesalers, analysts, service providers and ratings and information organizations that cover closed-end funds;

(e)	making such reports and recommendations to the board of directors of the Fund as the board and/or the Adviser may reasonably request or deem appropriate;

(f)	reply to requests for information from broker-dealers or prospective shareholders concerning the Shares or the Fund;

(g)	assist in the review of materials made available to prospective shareholders and broker-dealers to assure compliance with applicable laws, rules and regulations;

(h)
assist in the review of the Fund’s sales materials for compliance in all respects with the rules and regulations of the U. S. Securities and Exchange Commission (the “SEC”) and the Financial Industry Regulatory Authority (“FINRA”) and any states having such rules and regulations and the filing with FINRA or the SEC and the relevant states as required by the rules and regulations of FINRA, the SEC and such states, respectively;

(i)	assist in the drafting of press releases in connection with the offering of shares; provide the sales support and marketing services typical for an offering of the Shares; and

(j)	providing such other services as the parties may mutually agree from time to time.

For the avoidance of doubt, TSC Distributors acknowledges and agrees that it is not authorized to provide any information or make any representation regarding the Fund or its Shares other than as contained in the Fund’s prospectus and statement of additional information or any sales literature and advertising materials specifically approved by the Adviser for use by TSC Distributors in connection with the performance of the services provided by such party hereunder.

3.
COMPLIANCE WITH LAW. In all matters pertaining to the performance of this Agreement, TSC Distributors will act in conformity with the reasonable directions of the Adviser and the board of directors, officers and employees of the Fund and will conform to and comply with the requirements of the 1940 Act and the rules and regulations thereunder and all other applicable federal and state laws and regulations, including, without limitation rules and regulations promulgated by the SEC and FINRA.

4.
SERVICES NOT EXCLUSIVE. The services to be provided hereunder by TSC Distributors are not deemed to be exclusive, and TSC Distributors and each of its respective members, officers, employees and affiliates are free to render such services to other funds or clients as long as TSC Distributors’ services under this Agreement are not impaired thereby.

5.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF TSC DISTRIBUTORS.

(a)
TSC Distributors represents and warrants that it has obtained all necessary registrations, licenses and approvals in order to perform the services provided in this Agreement. TSC Distributors covenants to maintain all necessary registrations, licenses and approvals in effect during the term of this Agreement.

(b)
TSC Distributors agrees that it shall promptly notify the Adviser (i) in the event that the SEC, FINRA or any other regulatory authority has censured its activities, functions or operations, suspended or revoked any registration, license or approval, or has commenced proceedings or an investigation that may result in any of these actions, (ii) in the event that there is a change of control of TSC Distributors or a change in its senior management or (iii) of any change to TSC Distributors that materially and adversely affects its ability to perform services under this Agreement.

(c)
TSC Distributors represents and warrants that (i) it is a validly existing entity and has full corporate power and authority to perform its obligations under this Agreement, (ii) this Agreement has been duly and validly authorized, executed and delivered on its behalf and constitutes its binding and enforceable obligation in accordance with its terms and (iii) the execution and delivery of this Agreement, the incurrence of its obligations herein set forth and the consummation of the transactions contemplated herein will not constitute a breach of, or default under, its constituent documents or under any order, rule or regulation applicable to it of any court or any governmental body or administrative agency having jurisdiction over it, except for those breaches or defaults that would not materially and adversely affect TSC Distributors’ ability to perform its obligations under this Agreement.

(d)
TSC Distributors hereby further represents, warrants and agrees that it has reviewed and understands Rule 206(4)-5 (the “Rule”) promulgated by the SEC under the Investment Advisers Act of 1940, and that TSC Distributors shall not, and shall cause each of its members, managers, employees and affiliates (each of the foregoing, together with TSC Distributors, “TSC Distributors Representatives”) not to engage in conduct that would reasonably be expected to (i) cause paragraphs (a)(1) or (a)(2) of the Rule to apply to the Adviser or any of its affiliates (taking into account the exceptions provided by paragraph (b) of the Rule, to the extent applicable) or (ii) constitute a violation of paragraph (a)(2) of the Rule with respect to the Adviser or its affiliates, in either case, as though each TSC Distributors Representative was a covered associate of the Adviser or its affiliates. TSC Distributors hereby further represents and warrants that (except to the extent disclosed in writing to the Adviser as of the date hereof) no TSC Distributors Representative has, in the two year period prior to the date of this Agreement, engaged in conduct that would reasonably be expected to cause paragraph (a)(1) of the Rule to apply to the Adviser or its affiliates (taking into account the exceptions provided by paragraph (b) of the Rule, to the extent applicable) as though each TSC Distributors Representative was a covered associate of the Adviser or its affiliates. Each of the representations, warranties and agreements in this Section 5(d) shall be subject to and interpreted in accordance with the other paragraphs of the Rule, including, without limitation, paragraphs (c) and (d) thereof. Terms used in this subsection shall have the same meanings ascribed to them as set forth in paragraph (f) of the Rule.

6.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE ADVISER.

(a)
The Adviser agrees that it shall promptly notify TSC Distributors (i) in the event that the SEC or any other regulatory authority has censured its or the Fund’s activities, functions or operations, suspended or revoked any registration, license or approval, or has commenced proceedings that may result in any of these actions, (ii) in the event that there is a change of control of the Adviser or (iii) of any change to the Adviser that materially and adversely affects TSC Distributors’ ability to provide its services under this Agreement and/or the Adviser’s ability to perform its obligations under this Agreement.

(b)
The Adviser represents and warrants that (i) it is a validly existing entity and has full corporate power and authority to perform its obligations under this Agreement, (ii) this Agreement has been duly and validly authorized, executed and delivered on its behalf and constitutes its binding and enforceable obligation in accordance with its terms, (iii) the execution and delivery of this Agreement, the incurrence of its obligations herein set forth and the consummation of the transactions contemplated herein will not constitute a breach of, or default under, its constituent documents or under any order, rule or regulation applicable to it of any court or any governmental body or administrative agency having jurisdiction over it, (iv) the Fund has filed a Registration Statement relating to its Shares under the Securities Act of 1933 (the “1933 Act”) on Form N-2 (and the Registration Statement (including the prospectus and any statement of additional information) conforms in all material respects to the requirements of the 1933 Act, the 1940 Act and the rules thereunder), and made such filing with the SEC, FINRA and other regulators related thereto, as required by all applicable laws and regulations, and the Fund has disclosed in its Registration Statement on Form N-2 such information about this Agreement and the transactions contemplated herein as required by all applicable laws and regulations, (v) to the extent required by all applicable laws and regulations, the Fund is registered and its Shares are qualified for sale in all states and other jurisdictions in the United States where registration or qualification is required, (vi) the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 and in any state where registration is required, and (vii) the Registration Statement (including the prospectus and any statement of additional information) and any sales materials relating to the Fund do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

7.
COMPENSATION. As compensation for the services to be provided by TSC Distributors to the Adviser under this Agreement, the Adviser shall pay TSC Distributors a sales commission, due and payable within 10 business days of the closing date of the initial offering of the Fund’s Shares, in an amount equal to 0.10% (10 bps) of the total price to the public of the Shares sold in this offering (including any Shares offered pursuant to an underwriter’s overallotment option). As compensation for the services under this Agreement, TSC Distributors may pay compensation to those persons who are registered representatives of TSC Distributors pursuant to the terms of the contract between TSC Distributors and the registered representative.

8.
REIMBURSEMENT OF EXPENSES. The Adviser will promptly reimburse TSC Distributors for all reasonable and documented out-of-pocket expenses incurred by it and its registered representatives providing services in connection with this Agreement, including expenses associated with hosting events and meetings as contemplated under this Agreement and expenses associated with travel, lodging, meals, printing, shipping, mailing expenses and other similar expenses. Such out-of-pocket expenses shall not exceed $400,000 without further approval of the Adviser. In addition, the Adviser will also contribute up to $20,000 for an in-person training session prior to the launch date of the Fund. TSC Distributors shall invoice the Adviser and provide reasonable evidence of such expenses.

9.
LIMITATION OF LIABILITY OF TSC DISTRIBUTORS. TSC Distributors will not be liable for any act or omission or for any error of judgment or for any loss suffered by the Adviser, the Fund or its Shareholders in connection with the performance of its duties under this Agreement, except a loss resulting from willful misfeasance, bad faith or negligence on its part in the performance of its duties or from the reckless disregard by it of its duties under this Agreement (“TSC Distributors Disabling Conduct”).

The Adviser agrees to indemnify, defend and hold TSC Distributors, its members and officers, and any person who controls TSC Distributors within the meaning of Section 15 of the 1933 Act (collectively, “TSC Distributors Indemnified Persons”), free and harmless from and against any and all claims, demands, liabilities and expenses (including the costs of investigating or defending such claims, demands or liabilities and any reasonable counsel fees incurred in connection therewith) that any TSC Distributors Indemnified Persons may incur arising out of or relating to (i) the Adviser’s breach of any of its obligations, representations, warranties or covenants contained in this Agreement or (ii) the Adviser’s failure to comply with any applicable laws or regulations (including, without limitation, any misstatement of a material fact or the failure to state a material fact required to be stated or necessary in order to make the statements made not misleading, in the Fund’s Registration Statement or prospectus (including its statement of additional information, if any) or marketing materials), but only to the extent that such liability or expense incurred by the TSC Distributors Indemnified Persons or resulting from such claims or demands shall not arise out of or be based upon TSC Distributors Disabling Conduct with respect to the provision of services under this Agreement.

10.
LIMITATION OF LIABILITY OF THE ADVISER. The Adviser will not be liable for any act or omission or for any error of judgment or for any loss suffered by TSC Distributors in connection with the performance of its duties under this Agreement, except a loss resulting from willful misfeasance, bad faith or negligence on its part in the performance of its duties or from the reckless disregard by it of its duties under this Agreement (“Adviser Disabling Conduct”).

TSC Distributors agrees to indemnify, defend and hold the Fund, the Adviser, their several officers and directors, and any person who controls the Adviser within the meaning of Section 15 of the Securities Act of 1933 (collectively, “Adviser Indemnified Persons”), free and harmless from and against any and all claims, demands, liabilities and expenses (including the costs of investigating or defending such claims, demands or liabilities and any reasonable counsel fees incurred in connection therewith) that any Adviser Indemnified Persons may incur arising out of or relating to (i) TSC Distributors’ breach of any of its obligations, representations, warranties or covenants contained in this Agreement or (ii) TSC Distributors’ failure to comply with any applicable laws or regulations, but only to the extent that such liability or expense incurred by the Adviser Indemnified Persons or resulting from such claims or demands shall not arise out of or be based upon Adviser Disabling Conduct.

11.
TERMINATION. This Agreement will terminate after the closing of the initial public offering of the Fund’s shares. TSC Distributors or the Adviser may terminate this Agreement upon 10 days’ prior written notice to the other party in the event of a material breach of this Agreement by any other party. This Agreement may also be terminated upon mutual agreement of the. Upon termination of the Agreement, the Adviser shall pay any amounts due to TSC Distributors pursuant to paragraph 8 above.

12.
AMENDMENT OF THIS AGREEMENT. No provision of this Agreement may be changed, waived, discharged, amended or terminated orally, but only by an instrument in writing signed by both TSC Distributors and the Adviser.

13.
CONFIDENTIALITY. TSC Distributors and the Adviser each acknowledge that it may obtain certain confidential information of the other party to this Agreement or, in the case of TSC Distributors, of the Fund or its Shareholders, during the performance of its duties under this Agreement and each party hereto agrees to treat all such confidential information as proprietary information of the applicable party and to keep such information confidential by using the same care and discretion it uses with respect to its own confidential information, property and trade secrets, provided that a party may disclose confidential information if (i) such disclosure is approved in writing by the applicable party to which the confidential information relates or originates or (ii) such disclosure is required by applicable laws, rules, and regulations, or such disclosure is made in response to a valid request by a regulatory authority. If a party is required or requested to disclose confidential information of another party pursuant to (ii) above, such party shall immediately notify the other parties to this Agreement in order to provide such parties the opportunity to pursue such legal or other action as such parties may desire to prevent the release of such confidential information, and such party agrees to provide reasonable assistance to any party seeking to prevent the release of such confidential information, at the expense of the requesting party.

14.
GOVERNING LAW. This Agreement and all questions relating to its validity, interpretation, performance and enforcement shall be construed in accordance with the laws of the State of ___, notwithstanding any conflict of laws doctrines of any jurisdiction to the contrary.

15.	BOOKS AND RECORDS.

(a)
In compliance with the requirements of the 1940 Act, TSC Distributors hereby agrees that all records which it may maintain for the Fund or the Adviser are the property of the Adviser and the Fund and further agrees to surrender promptly to the Adviser or the Fund any of such records upon request.

(b)
TSC Distributors hereby agrees to furnish to regulatory authorities having the requisite authority any information or reports in connection with services that TSC Distributors renders pursuant to this Agreement which may be requested in order to ascertain whether the operations of the Adviser and/or the Fund are being conducted in a manner consistent with applicable laws and regulations. If TSC Distributors is required or requested to provide any information or reports to regulatory authorities, TSC Distributors shall immediately notify the Adviser in order to provide the Adviser the opportunity to pursue such legal or other action as it may desire to prevent the release of the information or reports, and TSC Distributors agrees to provide reasonable assistance to the Adviser in seeking to prevent the release of the information.

16.
BENEFIT TO OTHERS. The understandings contained in this Agreement are for the sole benefit of the parties hereto and their respective successors and assigns and, except as otherwise provided herein, they shall not be construed as conferring, and are not intended to confer, any rights on any other persons except as specifically provided herein.

17.
BINDING NATURE OF AGREEMENT; NO ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that no party may assign or transfer its rights nor delegate its obligations under this Agreement without the prior written consent of TSC Distributors and the Adviser.

18.
EXECUTION IN COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against the any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as signatories.

19.
ENTIRE AGREEMENT. This Agreement contains the entire understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained. The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof. This Agreement may not be modified or amended other than by an agreement in writing.

20.
WAIVERS. Neither the failure nor any delay on the part of any party to this Agreement to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and signed by the party asserted to have granted such waiver.

21.
MISCELLANEOUS. The captions of this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

22.	NOTICES.

All notices required or permitted to be sent under this Agreement shall be sent, if to the Adviser, to:

RiverNorth Capital Management, LLC
c/o General Counsel
325 North LaSalle Street
Suite 645
Chicago, IL 60654
Email: mcollins@rivernorth.com

Or if to TSC Distributors, to:

TSC Distributors, LLC
c/o Jerry Vainisi
10 High Street
Suite 701
Boston, MA 02110
e-mail: jerry.vainisi@tscapitalllc.com

IN WITNESS WHEREOF, the parties hereto have caused the instrument to be executed by their officers designated below as of the day and year first above written.

TSC DISTRIBUTORS, LLC

By:
Name: Jerry Vainisi
Title: Chief Executive Officer

RIVERNORTH CAPITAL MANAGEMENT, LLC

By:
Name:
Title: